Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V.

ANNOUNCES SATMEX 8 LAUNCH SLOT

Mexico City, Mexico, D.F. May 18, 2012 – Satélites Mexicanos, S.A. de C.V. (“Satmex”) announces that the Launch Slot for the Satmex 8 mission has been established and the Launch is expected to take place late September 2012, according to the information received from ILS International Launch Services, Inc. (“ILS”) on May 16, 2012.

The above mentioned Launch Slot is within the launch window established in the contract dated on December 23, 2010, ILSB-1006-4488 as well as aligned with Satmex’s Strategy.

All Satmex 5 services are expected to have a flawless transition and continuity in Satmex 8.

Satmex 8 will have 16 additional high power transponders that will enable the Company to serve the increasing demand for satellite capacity in Latin America.

About Satmex

Satélites Mexicanos (“Satmex”) is a significant provider of fixed satellite services (“FSS”) in the Americas, coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

For further information, visit www.satmex.com

About ILS

ILS is a world leader in providing launch services for global satellite operators and offers a complete array of services and support, from contract signing through mission management and on-orbit delivery. ILS has exclusive rights to market the Proton vehicle to commercial satellite operators worldwide and is a U.S. company headquartered in Reston, VA., near Washington, D.C.

For further information, visit www.ilslaunch.com

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and subsequent Periodic Reports on Form 6-K.